Exhibit 99.1

Yatsen Provides Update on Status under Holding Foreign Companies Accountable Act

GUANGZHOU, China, May 6, 2022 /PRNewswire/ -- Yatsen Holding Limited ("Yatsen" or the "Company") (NYSE: YSG), a leading Chinese beauty company, today provides an update on its status under the Holding Foreign Companies Accountable Act (the "HFCAA"). The Company was provisionally identified by the United States Securities and Exchange Commission (the "SEC") as a Commission-Identified Issuer on May 4, 2022 U.S. Eastern Time, following the Company's filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021 with the SEC on April 22, 2022.

The Company understands that this identification under the HFCAA and its implementation rules issued thereunder indicates that the SEC determines that the Company used a registered public accounting firm whose working paper cannot be inspected or investigated completely by the Public Company Accounting Oversight Board of the United States (the "PCAOB") to issue the audit opinion for its financial statements for the fiscal year ended December 31, 2021.

In accordance with the HFCAA, the SEC shall prohibit a company's shares or American depositary shares ("ADSs") from being traded on a national stock exchange or in the over-the-counter trading market in the United States if the company has been identified by the SEC for three consecutive years due to PCAOB's inability to inspect the registered public accounting firm’s working paper.

The Company has been actively exploring possible solutions to protect the interest of its stakeholders. The Company will continue to comply with applicable laws and regulations in both China and the United States and strive to maintain its listing status on the New York Stock Exchange.

About Yatsen Holding Limited

Yatsen Holding Limited (NYSE: YSG) is a leading player in China's beauty market with a mission to create an exciting new journey of beauty discovery for consumers in China and around the world. Founded in 2016, the Company has launched and acquired multiple color cosmetics and skincare brands including Perfect Diary, Little Ondine, Abby's Choice, Galénic, DR.WU (its mainland China business), Eve Lom and Pink Bear. The Company's flagship brand, Perfect Diary, is one of the top color cosmetics brands in China in terms of online retail sales value. Leveraging its digitally native direct-to-customer business model, the Company has built core capabilities which enable it to launch and scale multiple brands quickly while offering a wide selection of products to a growing variety of customers. The Company reaches and engages with customers directly both online and offline, with expansive presence across all major e-commerce, social and content platforms in China.

For more information, please visit http://ir.yatsenglobal.com/.

Safe Harbor Statement

This announcement contains statements that may constitute "forward-looking" statements which are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to," and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission ("SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs, plans, outlook and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, which include but not limited to the following: the Company's growth strategies; its future business development, results of operations and financial condition; its ability to continue to roll out popular products and maintain popularity of existing products; its ability to anticipate and respond to changes in industry trends and consumer preferences and behavior in a timely manner; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; its ability to integrate newly-acquired businesses and brands; trends and competition in and relevant government policies and regulations relating to China's beauty market; changes in its revenues and certain cost or expense items; and general economic conditions in China. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

In China:

Yatsen Holding Limited

Investor Relations

E-mail: ir@yatsenglobal.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: yatsen@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: yatsen@thepiacentegroup.com

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